Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

February 24, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 21, 2020 The Nasdaq Stock Market (the "Exchange") received from iShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

iShares iBonds Dec 2021 Term Treasury ETF

iShares iBonds Dec 2022 Term Treasury ETF

iShares iBonds Dec 2023 Term Treasury ETF

iShares iBonds Dec 2024 Term Treasury ETF

iShares iBonds Dec 2025 Term Treasury ETF

iShares iBonds Dec 2026 Term Treasury ETF

iShares iBonds Dec 2027 Term Treasury ETF

iShares iBonds Dec 2028 Term Treasury ETF

iShares iBonds Dec 2029 Term Treasury ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

